Jin Mao Tower 38F, Unit 03 88 Century Boulevard Pudong, Shanghai 200121 People’s Republic of China Phone: 86-21-6165-1700 Fax: 86-21-6165-1799 Website: www.wsgr.com	中国上海浦东新区 世纪大道88号 金茂大厦38楼03室 邮政编码: 200121 电话: 86-21-6165-1700 传真: 86-21-6165-1799 网站: www.wsgr.com

Confidential

November 14, 2022

Attention:

Beverly Singleton

Anne McConnell

Evan Ewing

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CH AUTO Inc. (CIK No. 0001930207)
Response to the Staff’s Comments on
Draft Registration Statement on Form F-4 Confidentially Submitted on August 12, 2022

Ladies and Gentlemen,

On behalf of our client, CH AUTO Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 9, 2022 on the Company’s Draft Registration Statement on Form F-4 confidentially submitted to the Commission on August 12, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) and via EDGAR for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate your review, we have separately emailed you a courtesy copy of the Revised Draft Registration Statement, marked to show changes to Draft Registration Statement, and the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-4
Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but will be Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement. The Company further clarifies that the Company does not and will not have any variable interest entity in the PRC (including Hong Kong and Macau) immediately after the closing of the Business Combination, and therefore, its corporate structure does not involve contractual arrangements that have not been tested in court.

2.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and elsewhere, as appropriate, in the Revised Draft Registration Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

austin    beijing    boston    BOULDER    brussels    hong kong    london    los angeles   new york
palo alto    SALT LAKE CITY    san diego    san francisco    seattle    shanghai    washington, dc    wilmington, de

Questions and Answers about the Business Combination and Special Meeting, page 8

3.	Please add a question and answer highlighting any material differences in the rights of security holders as result of the dual class structure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 9 of the Revised Draft Registration Statement.

Will I experience dilution as a result of the Business Combination?, page 12

4.	Please revise the table to disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities. Additionally, include a footnote to define "Representative Shares" and disclose the underwriters' deferred fee that will be paid in securities of the company.

Response: The Company respectfully submits that the disclosure on pages 12 and 13 of the Revised Draft Registration Statement has been revised. Please note that there are not any warrants in this transaction. As such, the only securities that will be converted will be the rights associated with the public units and the private placement units.

Summary of the Proxy Statement/Prospectus, page 17

5.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 21, 76 and 77 of the Revised Draft Registration Statement.

6.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 35-39 of the Revised Draft Registration Statement.

7.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 35-37 of the Revised Draft Registration Statement.

8.	Please revise to include a section disclosing the material terms of the PIPE financing. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the PIPE financing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 27 of the Revised Draft Registration Statement. The Company respectfully submits that as of the date of this submission, the Company, Mountain Crest Acquisition Corp. IV (“MCAF”) and CH-AUTO Technology Corporation Ltd. (“CH-AUTO Tech”) have not entered into any definitive agreement for the PIPE financing in connection with the Business Combination. The Company undertakes to amend the registration statement to include the required disclosure for the PIPE financing when its terms are certain.

9.	Please revise to disclose the sources and uses of funds. Disclose if the company intends to cure any loans, debt, accounts payable and other liabilities in default, settle any lawsuits or satisfy any judgements with proceeds from the Business Combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 60 and 171 of the Revised Draft Registration Statement.

10.	Please disclose your controlled company status.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 34 of the Revised Draft Registration Statement.

Summary of the Proxy Statement/Prospectus
Organizational Structure, page 19

11.	We note your disclosure that upon completion of the HK Share Purchase, CH-Auto (Hong Kong) Limited shall directly own no less than ninety percent (90%) of the then-issued and outstanding equity interests in CH-Auto Technology Corporation Ltd. representing no less than ninety percent (90%) of the voting rights of all outstanding equity interests. Please expand your disclosures to explain and disclose who will own the remaining ten percent or less of the equity interests and voting rights in CH-Auto Technology Corporation Ltd. and the nature of their relationship, if any, with Pubco and its subsidiaries. Please also expand your disclosures to explain and discuss the impact a non-controlling interest would have on the Combined Company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Revised Draft Registration Statement.

The Company respectfully submits that the remaining ten percent or less of the equity interests and voting rights in CH-AUTO Tech will be held by its existing shareholders who choose not to participate in the Reorganization. Pubco will need to account their shareholding in CH-AUTO Tech as non-controlling interest upon the consummation of Business Combination. Their election will lead to a decrease in the number of ordinary shares outstanding and additional paid-in capital proportional to the percentage of equity interest controlled by such shareholders in CH-AUTO Tech prior to the Business Combination in the pro forma financial statements.

As of the date of this submission, certain of CH-AUTO Tech’s existing shareholders have not determined whether they will participate in the Reorganization. The Company undertakes to amend the registration statement to disclose the identity of the remaining shareholders of CH-AUTO Tech and the nature of their relationship with CH-AUTO Tech and Pubco when these shareholders have made their election.

12.	Please revise the structure chart to indicate the percentages of voting interests that each group of shareholders will have in each entity following the Business Combination. Additionally, please clarify, by footnote or otherwise, the voting power of the Class B Ordinary shares as compared to the Class A Ordinary Shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the page 19 of the Revised Draft Registration Statement.

Interests of MCAF's Directors and Officers in the Business Combination, page 31

13.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Revised Draft Registration Statement.

14.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 31 and 32 of the Revised Draft Registration Statement.

15.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Revised Draft Registration Statement.

16.	We note your disclosure on pages 185-188 regarding certain interests of the SPAC's officers and directors. Please revise this section so that it highlights all material interests in the transaction held by the sponsor and the SPAC's officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 201 of the Revised Draft Registration Statement.

17.	Please disclose the aggregate price and per share price that the Sponsor will receive for 200,000 shares being sold to the Company. Please also disclose the aggregate price and per share price that the Sponsor paid for the 200,000 shares being sold.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Revised Draft Registration Statement.

Summary Unaudited Pro Forma Condensed Combined Financial Information and Comparative Per Share Data, page 39

18.	Refer to the table at the bottom of page 39. Please provide us your computation of MCAF's historical book value per share of $(0.34) per share at December 31, 2021. Please be advised that MCAF's historical book value per share, and all other book value per share disclosures, should be calculated using the number of shares outstanding as of the date presented rather than the weighted average number of shares outstanding during the period. Please advise or revise.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 43 to 45 of the Revised Draft Registration Statement to amend the book value per share to present its calculation using the number of shares outstanding as of the date presented.

19.	Please present a table here, and in the Unaudited Pro Forma Financial Statements, that reflects the total number of Class A and Class B ordinary shares of the Combined Company, summarized by shareholder group, that will be issued and outstanding assuming no redemptions, 50% redemptions, and maximum redemptions of MCAF's common shares subject to redemption. In this regard, the shareholder groups should include, to the extent applicable, the MCAF public shareholders, the MCAF Sponsor, the historical shareholders of CH-Auto, the PIPE investors, and any other shareholder groups. The table should also clarify and disclose the terms of the Class A and Class B ordinary shares and their impact on the voting interests of each shareholder group of the Combined Company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 43 to 45, and 195 of the Revised Draft Registration Statement to add a table reflecting the total number of ordinary shares the Combined Company and their impact on the voting interests, summarized by shareholder group that will be issued and outstanding assuming three redemption scenarios. The Company respectfully submits that as of the date of this submission, the Company, MCAF and CH-AUTO Tech have not entered into any definitive agreement for the PIPE financing in connection with the Business Combination. Therefore, the number of Class B ordinary shares could not be determined at this time. The Company undertakes to amend the registration statement to include the PIPE investors and reflect voting interests of Class B ordinary shares when relevant facts are certain.

Risk Factors, page 40

20.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 37, 74 and 75 of the Revised Draft Registration Statement.

21.	In light of your liquidity needs, please highlight the potential risk of future dilution to shareholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Revised Draft Registration Statement.

Any delays in the manufacturing and commencement of volume production, page 44

22.	We note that you have 29,500 pre-orders for your K20 and that you plan to deliver K25 in 2023 and plan to release another two vehicle models in the next three years. Please revise to disclose your current production capacity of the Suzhou Plant.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 51 and 138 of the Revised Draft Registration Statement.

We may be unable to adequately control the costs associated with our operations., page 55

23.	Please expand your discussion of inflation to specifically identity if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response: The Company respectfully submits that the recent inflationary pressures have not materially affected CH-AUTO Tech’s operations as of the date of this submission, as China’s inflation rates remained relatively stable at approximately 2.5% in 2020, 0.9% in 2021 and 1.5% in the first half of 2022.

Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches..., page 58

24.	Please revise to also describe the extent and nature of the role of the company's board of directors in overseeing cybersecurity risks, including in connection with your supply chain/suppliers/service providers.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 65 and 140 of the Revised Draft Registration Statement.

If MCAF's due diligence investigation of the Company was inadequate..., page 79

25.	Please revise to disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Revised Draft Registration Statement.

Background of the Business Combination, page 96

26.	Please revise to disclose the role China Bridge Capital Limited and what led up to CBC contacting Dr. Liu.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 106 and 107 of the Revised Draft Registration Statement.

27.	Please disclose the final PIPE financing commitment agreed to by the parties.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Revised Draft Registration Statement.

28.	Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals, size of PIPE, termination fee and dual class structure. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 107 to 109 of the Revised Draft Registration Statement.

29.	Please revise to elaborate on the timing of your negotiations with the Company and the other targets considered.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 106 to 108 of the Revised Draft Registration Statement.

Proposal One - The Business Combination Proposal, page 96

30.	Please tell us if projections have been provided to management. In this regard, to the extent management considered or relied upon projections in determining whether to enter into the business combination, please disclose these projections.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Revised Draft Registration Statement.

Governance Proposal C - Exclusive Forum, page 112

31.	We note that your forum selection provision identifies the federal courts of the United States as the exclusive forum for claims brought pursuant to the Securities Act. Please revise to state that there is uncertainty as to whether a court would enforce such a provision.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Revised Draft Registration Statement

CH Auto's Business, page 117

32.	We note your disclosure that you have received over 29,500 non-binding pre-orders for the K20 and expect to start the delivery of K20 in the second quarter of 2023. Please elaborate on the delivery and production of your vehicles. For example, please quantify the number of orders for your K50 vehicles and the number of vehicles manufactured and delivered to date, and the number K50 vehicles you anticipate delivering in 2023. Please also disclose the number of K20 vehicles you anticipate delivering in 2023. Please also disclose when you anticipate fulfilling the 29,500 pre-orders given your factory production capacity and anticipated delivery of additional vehicles. Please also revise page 18 and any relevant risk factors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 18, 51 and 135 of the Revised Draft Registration Statement. The Company respectfully submits that CH-AUTO Tech did not collect pre-sale orders for K50 vehicles, and the number of K50 delivered represented the total number of customer orders received for K50 vehicles.

33.	Please disclose whether and how your business, products, lines of service, projects or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine or in light of the effectiveness of the UFLPA. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; reduced headcount; or delayed projects;

●	experience labor shortages that impact your business;

●	experience cybersecurity attacks in your supply chain;

●	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or cotton, polysilicon, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);

●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or

●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine, the effectiveness of the UFLPA and/or related geopolitical tension or have sought to “de-globalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 62, 65, 138, 140 and 141, and 165 of the Revised Draft Registration Statement.

Manufacturing, page 128

34.	We note that you have 29,500 pre-orders for your K20 and that you plan to deliver K25 in 2023 and plan to release another two vehicle models in the next three years, Please revise to disclose whether your Suzhou Plant can produce the various types and quantity of vehicles you anticipate producing from now until 2025.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 138 of the Revised Draft Registration Statement.

35.	We note your disclosure that Suzhou Plant is designed to have an annual production capacity of 50,000 units. Please clarify whether the Suzhou Plant is currently ramped up to meet the production capacity of 50,000 units.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 51 and 138 of the Revised Draft Registration Statement.

Business Milestones, page 133

36.	We note that the Company has entered into a joint venture agreement with Shanghai Jitai Auto Technology Co., Ltd. in 2019. Please elaborate on the nature and status of your joint venture. Please revise to disclosure the materials terms of your joint venture, including, but limited to the, capital contribution obligations of the parties and termination rights. Please file all material agreements related to the joint venture as exhibits to your registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 142 of the Revised Draft Registration Statement and filed the joint venture agreement as exhibit 10.19 to the Revised Draft Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company, page 153

37.	If material, please revise to include a discussion of interest rates and describe the impact on your financial condition, including your balance sheet. For example, given rising rates and/or rapidly shifting consumer preferences, describe any resulting impacts on your inventory, pricing strategy, accounts payable, short-term funding costs, including working capital for inventory, planned capital expenditures, potential future borrowings to fund operations and other liabilities, or accrued expense balances. Expand your disclosure to describe how you are funding these additional costs.

Response: The Company respectfully submits that CH-AUTO Tech has not been exposed to material risks arising from interest rates, as CH-AUTO Tech’s interest-bearing loans carry fixed interest rates. In light of potential interest rate risks faced by CH-AUTO Tech, the Company has enhanced the disclosure on page 61 of the Revised Draft Registration Statement.

38.	If material, please expand your disclosure to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Please also update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: The Company respectfully submits that recent inflationary pressures have not materially affected CH-AUTO Tech’s operations as of the date of this submission, as China’s inflation rates remained relatively stable at approximately 2.5% in 2020, 0.9% in 2021 and 1.5% in the first half of 2022.

39.	We note that some of the components used in your products are purchased from a single source. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability or regulatory approval of products.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 138 of the Revised Draft Registration Statement.

40.	Please revise your overview section to disclose, if material, the impact of recent/pandemic related consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

Response: The Company respectfully submits that CH-AUTO Tech has not been materially impacted by recent/COVID-19-related consumer demand declines. In light of the potential adverse effect of COVID-19 pandemic on consumer demands for CH-AUTO Tech’s products, the Company has enhanced the disclosure on pages 49 and 165 of the Revised Draft Registration Statement.

41.	Please revise your disclosure to discuss the impact of the frozen equity interests and pledges on your ability to operate, your financial condition and your results of operations. For example, disclose if you, your subsidiaries or the company’s shareholders are restricted in (i) transferring or pledging equity interests, (ii) receiving dividends or transferring cash, (iii) voting to approve the Business Combination or (iv) issuing securities. Disclose if material assets, including the equipment, land and fixtures where your Suzhou Plant is located, and your intellectual property, are pledged in connection with debt or other liabilities that are, or are expected to be, under default.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 61 and 171 of the Revised Draft Registration Statement.

42.	Revise to disclose the terms of each of the company's material debt agreements. Disclose the default provisions and material pledged assets for each of your borrowings that are, or are expected to be, under default.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 171 of the Revised Draft Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company

Liquidity and Capital Resources, page 160

43.	Based on the material liabilities that have arisen as a result of your cash flow shortages, including your obligations to suppliers, lenders, and employees, please more fully disclose and discuss when and how you intend to repay and/or refinance your obligations, since we note your unaudited pro forma financial statements do not include any disclosures regarding potential repayment and MD&A does not specifically address any plan for current or future repayments. Please specifically address how changes in the amount of potential cash redemptions by MCAF shareholders in the pending Business Combination could impact your plan. We note disclosures on page F-7 that you settled $6.3 million of debt in fiscal year 2021 by transferring accounts receivable to the debt holder. We also note disclosures on page F-20 that of the total $48.6 million debt owed to Feng Chen Hui, he has agreed to convert $29.8 million into equity, as described in Note 18 on page F-31. Please also include a discussion of these transactions along with any other future plans to settle your liabilities, including by converting debt into equity, and address the potential impact such plans could have on shareholders of the Combined Company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 20, 21, 60, 95, 171 and 172 of the Revised Draft Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page 175

44.	Please revise the last sentence in the last paragraph on page 174 to clarify that three redemption scenarios are presented. Your current disclosure refers to "both" scenarios. Also, please revise and clarify a similar disclosure in the last paragraph on page 178 that refers to "two" scenarios.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 186 and 191 of the Revised Draft Registration Statement.

45.	We note numerous references throughout the filing to a PIPE Subscription Agreement and private placement. To the extent you have entered into a PIPE Subscription Agreement, please disclose and discuss the terms of the Agreement and the expected cash proceeds and, if probable, reflect the impact in the pro forma financial statements; otherwise, please clarify the related references.

Response: The Company respectfully advises the Staff that, as of the date of this submission, the Company, MCAF and CH-AUTO Tech have not entered into any definitive subscription agreements for the PIPE financing and private placement. Therefore, the Company did not reflect the impact in the pro forma financial statements. The Company undertakes to amend the registration statement to include the required disclosure for the PIPE financing when its terms are certain.

46.	We note pro forma disclosures based on the maximum redemptions scenario assume the redemption of 5,080,514 common shares of MCAF common stock such that MCAF’s net tangible assets will exceed $5 million. Please disclose what will occur if cash redemptions exceed 5,080,514 common shares and, if accurate, clearly state that if redemptions exceed 5,080,514 common shares the Business Combination will not occur. If that is not accurate, please explain how you determined the current disclosures present the maximum redemptions scenario and complies with Rule 11-02(a)(10) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 193 of the Revised Draft Registration Statement to disclose that, in the event that the cash redemptions by MCAF’s public shareholder exceed 5,080,514 shares of MCAF’s common stock, MCAF’s net tangible assets are expected to fall below $5,000,001 prior to the Business Combination, which will cause MCAF to be subject to the SEC’s “penny stock” rules and be unable to not proceed with the Business Combination unless it can secure additional financing prior to the closing of the Business Combination.

47.	Refer to pages 175-177. We note the pro forma balance sheet and pro forma statement of operations present “pro forma combined” subtotal columns. It is not clear to us that such subtotals are contemplated by Rule 11-02(a)(4) of Regulation S-X or that identifying the subtotals as "pro forma" is appropriate since they do not include pro forma adjustments. Please explain why you believe the presentation is appropriate or remove the pro forma combined subtotal columns.

Response: In response to the Staff’s comment, the Company has revised the disclosure from page 187 to 190 of the Revised Draft Registration Statement to remove the pro forma combined subtotal columns.

Note 2. Basis of Presentation, page 178

48.	In the second paragraph, please revise the use of the term Minimum Redemption to No Redemption to be consistent with other pro forma disclosures. Also, based on the disclosures on page 179, please more fully explain the potential impact to the pro forma financial statements from shareholders of the Company electing Approaches I, II, and III upon your implementation of the Reorganization, whereby the Company may repurchase the equity interests held by shareholders in the Company as described on page 103. Please explain the potential impact that the Approaches could have, including the specific affected balance sheet and income statement line items, and tell us how you considered the requirements of Rule 11-02(a)(10) of Regulation S-X in determining that the current pro forma disclosures are adequate and give effect to the range of possible results.

Response: In response to the Staff’s comment, the Company has revised the disclosure to consistently use No Redemption on the applicable pages, including page 192 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff the following:

For shareholders who elect Approach I, such shareholders will exchange their equity interests in CH-AUTO Tech for Pubco Class A Ordinary Shares to effect the Reorganization and hold the stake of CH-AUTO Tech indirectly through Pubco and its subsidiaries, and receive Company Merger Consideration for the Business Combination. There will be no impact to the pro forma financial statements.

For shareholders who elect Approach II, they will maintain their current shareholding in CH-AUTO Tech. Pubco will need to account their shareholding in CH-AUTO Tech as non-controlling interest upon the consummation of the Business Combination. Their election will lead to a decrease in the number of ordinary shares outstanding and additional paid-in capital proportional to the percentage of equity interest controlled by such shareholders in CH-AUTO Tech prior to the Business Combination in the pro forma financial statements.

If shareholders of CH-AUTO Tech elect Approach III and require CH-AUTO Tech to repurchase their equity interests, their equity interests will be cancelled and recorded as a decrease in cash and additional paid-in capital of Pubco. If such shareholders transfer their equity interests to third parties who choose to exchange their equity interests in CH-AUTO Tech for Pubco Class A Ordinary Shares to effect the Reorganization, there will be no impact to the pro forma financial statements (same as the impact of Approach I). If such shareholders transfer their equity interests to third parties who choose to maintain their current shareholding in CH-AUTO Tech, Pubco will need to account their shareholding in CH-AUTO Tech as non-controlling interest upon the consummation of the Business Combination (same as the impact of Approach II).

The Company considers that pro forma adjustments should only give effect to events that are factually supportable in accordance with Financial Reporting Manual 3230.4.b. Because the Government Shareholders Exit through Approach III has not been confirmed as of the date of this submission, the Company believes that there is no factual basis for the Company to include the impact of Government Shareholders Exit. As such, the Company has prepared pro forma financial statements based on the Merger Agreement to present the range of possible results.

Note 5. Loss Per Share, page 180

49.	Please provide a table that reconciles total weighted average shares outstanding under the various redemption scenarios, with the total shares of Pubco to be outstanding after the consummation of the Business Combination assuming each redemption scenario. In this regard, we would expect the total weighted average shares to be the same as the total shares issued and outstanding, given the transaction is reflected as if it occurred on January 1, 2021. Also, on page 174, where you discuss the redemption scenarios, please explain the difference between the maximum number of shares of common stock redeemed of 5,080,514 shares relative to the 5,750,000 public shares subject to redemption reflected in MCAF's December 31, 2021 balance sheet. In addition, please quantify and disclose any potentially dilutive securities that will be outstanding, including specifically addressing how stock options and restricted stock disclosed in note 16 on page F-28 will be exchanged and accounted for in the Business Combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page194 of the Revised Draft Registration Statement to include a reconciliation table to reach loss per share, and disclose potentially dilutive securities that will be issued and outstanding.

The Company respectfully advises the Staff that it has added the clarification for maximum cash redemption of 5,080,514 shares to maintain MCAF’ net assets of at least $5,000,001 to proceed with the Business Combination, rather than the full redemption of 5,750,000 redeemable public shares of MCAF and the potential outcome of cash redemption exceeding 5,080,514 shares on page 186. For the potentially dilutive securities, the options are out-of-money and have not been exercised till the expiry in April 2022, therefore, there will be no accounting treatment in the Business Combination. For the restricted stock, CH-AUTO Tech first issued the restricted stock to a holding platform and the grantees then purchased the stock from this holding platform to ultimately hold the restricted stock. When the restricted stock is vested, the ultimate holder is the grantee, and while the restricted stock is unvested and forfeited, the ultimate holder is the holding platform. The holders of all restricted stock issued, either the grantees or the holding platform, will exchange their shares in CH-AUTO Tech for Pubco Class A Ordinary Shares in the Business Combination no matter whether such restricted stock is vested, unvested or forfeited. Accordingly, the Company determined it only has options as potentially dilutive securities.

Management Following the Business Combination, page 189

50.	Please provide compensation disclosure for the last full financial year as required by Item 6.B of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 205 of the Revised Draft Registration Statement.

Experts, page 234

51.	Please ensure this section references the audited financial statements of each entity included in the filing. In this regard, we note audited financial statements have been provided for CH-Auto Inc., CH-Auto Technology Corporation Ltd, and MCAF. Also, when related consents are included, please ensure they cover all financial statements provided.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 249 of and the exhibit index to the Revised Draft Registration Statement and undertakes to file the related consents pursuant Item 601 of Regulation S-K.

52.	We note CH-Auto Technology Corporation Ltd. engaged their current auditor in 2022. Since CH-Auto Technology Corporation Ltd. is the registrant’s predecessor, please be advised that if they had a change in auditor that occurred during the two most recent fiscal years or any subsequent interim period, they should provide the disclosures required by Item 16F of Form 20-F, including a letter from their former auditor, filed as an exhibit to the registration statement, agreeing or disagreeing with their disclosures. Please advise or revise.

The Company respectfully submits that Marcum Bernstein & Pinchuk LLP, the independent auditors of the Company and CH-AUTO Tech, was engaged in 2022 to audit the financial statements of the Company and CH-Auto Tech in accordance with U.S. GAAP in connection with the Business Combination. As a company incorporated under PRC laws and operated in the PRC, CH-AUTO Tech was not required to retain a PCAOB registered firm to audit its financial statements prior to the proposed Business Combination, and is not subject to the filing requirements of either Section 13(a) or 15(d) of the Exchange Act. The Company respectfully submits that there had not been a change in auditor during the two most recent fiscal years that would require the Company or CH-AUTO Tech to provide disclosures as required under Item 16F of Form 20-F.

Index to Financial Statements, page F-1

53.	Due to the fact that MCAF is an SEC filer, please provide updated interim financial statements and related disclosures for them as required by Rule 8-08 of Regulation S-X.

Response: The Index to Financial Statements and the Financial Statements have been revised to include MCAF’s June 30, 2022 financial statements. An updated MD&A for the June 30, 2022 period has also been added.

Consolidated Financial Statements - CH-Auto Technology Corporation Ltd

3. Summary of significant accounting policies

(u) Value added tax (VAT), page F-16

54.	We note your disclosure that the net VAT balance between input VAT and output VAT is recorded in the line item other current assets on the consolidated balance sheets. Based on the material balance of Prepaid value-added taxes disclosed in note 6 on page F-19, please more fully explain the reason for the significant balance recorded in your financial statements. Please also disclose and discuss when and how the amounts are expected to be utilized and if there are any potential circumstances in which you could be unable to utilize the amounts.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-16 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that input VAT stems from the payments CH-AUTO Tech makes to its suppliers, which may be utilized to offset output VAT stemming from the sales of products or provision of services. Historically, CH-AUTO Tech made a large amount of procurement for long-lived assets, raw materials and services, and as a result, accumulated input VAT of significant balance. Meanwhile, CH-AUTO Tech generated less revenues compared to the expenditures in the past several years, and only a small portion of input VAT was utilized by the output VAT. The balance of input VAT is expected to be utilized by the output VAT liability from the future revenue generation. There is no limit on the validity period of an entity’ input VAT, except for the deregistration of this entity. According to a preferential tax policy in the PRC, CH-AUTO Tech is qualified to apply for tax reimbursement of unutilized input VAT. CH-AUTO Tech had made this application in 2022 and received a cash refund of RMB148.6 million (US$23.3 million) as of June 30, 2022.

12. Accrued expenses and other current liabilities , page F-22

55.	We note your disclosure that in May 2018, January 2019, and May 2019, your received three capital injections of approximately $74.5 million, $89.6 million, and $43.5 million from three shareholders, respectively, with certain mandatory investment return requirements in the form of interest calculated at predetermined annual rates in predetermined periods and that the capital injections are recognized as permanent equity. Please more fully explain where and how the returns on these equity- classified instruments are recorded in your historical financial statements, including if or how they are reflected in loss per share disclosures. Please also more fully explain and disclose the specific terms of the equity-classified instruments, including how they will be treated and accounted for in the pending Business Combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-4 and F-22 of the Revised Draft Registration Statement to amend loss per share to increase the loss adding current-year deemed dividend distribution and disclose the terms of the equity-classified instruments.

The Company respectfully advises the Staff that CH-AUTO Tech recorded the returns on these equity-classified instruments by directly enlarging accumulated deficit and accruing deemed dividend payable liability. As of December 31, 2021, $74.5 million and $89.6 million capital injections were turned into ordinary shares, which are identical to other ordinary shares with no liquidation preference. The Company has revised the disclosure on page F-23 of the Revised Draft Registration Statement to disclosed how the capital injections are recognized as permanent equity.

In the proposed Business Combination, the holders of these equity-classified instruments will exchange their equity interests in CH-AUTO Tech for Pubco Class A Ordinary Shares and hold the stake of CH-AUTO Tech indirectly through Pubco and its subsidiaries when the holders choose Approach I as described on page 113. Under this scenario, these equity-classified instruments are accounted for as ordinary shares to reflect their outstanding shares exchanged through the Reorganization and additional paid-in capital of the Pubco upon the consummation of Business Combination. When the holders choose Approach II as described on page 113 in the Reorganization, the holders maintain its status quo and these equity-classified instruments will be accounted for as non-controlling interests of the Pubco upon the consummation of Business Combination. When the holders choose Approach III, these equity-classified instruments will be withdrawn as a reduction of ordinary sharers and additional paid-in capital of Pubco if the holders require the Company to repurchase their equity interests, or will be remained as ordinary shares to reflect their outstanding shares exchanged through the Reorganization and additional paid-in capital of the Pubco upon the consummation of Business Combination if the holders designate a person (e.g., other shareholder of the Company) to acquire their equity interests when this person exchanges its equity interests in CH-AUTO Tech for Pubco Class A Ordinary Shares and holds the stake of CH-AUTO Tech indirectly through Pubco and its subsidiaries.

56.	We note you initiated a Series T financing for which you entered into term sheets with several investors in 2021 and received advanced consideration of $13.5 million. Please revise your disclosures here or in Note 18 to more fully explain and disclose the terms of the equity securities, including how they will be treated and accounted for in the pending Business Combination. Please also disclose and discuss any differences between the fair value of the Company, implied by these equity securities, relative to the fair value implied by the pending Business Combination.

Response: The Company respectfully advises the Staff that the holders of these equity securities of $13.5 million will exchange their equity interests in CH-AUTO Tech for Pubco Class A Ordinary Shares and these equity securities will be accounted for as ordinary shares to reflect their outstanding shares exchanged through the Reorganization and additional paid-in capital of the Pubco in the pending Business Combination. The Company has disclosed how the advanced consideration are treated in the unaudited condensed consolidated statements as of and for the six months ended June 30, 2022. Please refer to Note- “Accrued expenses and other current liabilities” in the unaudited condensed consolidated statements.

Exhibits and Financial Statements Schedules, page II-1

57.	We note your debts arrangements referenced on pages F-20 and F-21. Please file all material debt agreements.

Response: In response to the Staff’s comment, the Company has filed material debt agreements in accordance with Item 601 of Regulation S-K.

58.	Please file any material lease agreements.

Response: In response to the Staff’s comment, the Company has filed material lease agreement in accordance with Item 601 of Regulation S-K.

General

59.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the rights, which would expire worthless.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 93 of the Revised Draft Registration Statement.

60.	Please provide a factual update on your cover page, prospectus summary and risk factors to disclose the agreement reached between the PCAOB and the CSRC on August 26, 2022.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 21, 76 and 77 of the Revised Draft Registration Statement.

61.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, and convertible securities at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 12 of the Revised Draft Registration Statement.

62.	It appears that the underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to show the effective underwriting fee on a percentage basis for shares at each of the minimum, maximum and interim redemption level in your sensitivity analysis.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 33 of the Revised Draft Registration Statement.

63.	Please clearly disclose the compensation of each of China Bridge Capital Limited, Mr. Qiang Zeng and Revere Securities, LLC as financial advisors and M&A consultants to the Business Combination.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 33 and 34 of the Revised Draft Registration Statement. The Company further clarifies that Mr. Qiang Zeng is the chairman and partner of China Bridge Capital Limited, and does not serve in his personal capacity as a financial advisor for CH-AUTO Tech in connection with the Business Combination.

64.	Please explain to us whether you are intending to register the Class B Ordinary Shares that will be issued in connection with the business combination. If you do not intend to register the Class B Ordinary Shares, then disclose the exemption from the Securities Act that you are relying upon and provide an analysis supporting the use of such exemption.

Response: The Company expects to register the Class B Ordinary Shares (in the form of Class A Ordinary Shares converted on one-for-one basis) to be issued after the effectiveness of the registration statement but immediately prior to the completion of the Reorganization. The Company has revised the Filing Fee Table accordingly.

65.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company has revised the disclosure on page 201 of the Revised Draft Registration Statement.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact Ms. Sally Yin by telephone at 212-497-7747 or via email at syin@wsgr.com, Mr. Jie Zhu by telephone at 86-21-6165-1761 or via e-mail at jizhu@wsgr.com, Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com, Joan S. Guilfoyle by telephone at 202-524-8467 or via e-mail at jguilfoyle@loeb.com, or James A. Prestiano by telephone at 212-407-4831 or via e-mail at jprestiano@loeb.com. Please note that with respect to the responses set forth herein, insofar as relevant information relates to the Company such responses are based on discussions with and information provided by the Company or its counsel and information relating to MCAF is based on information provided by MCAF or its counsel.

Very truly yours,

/s/Wilson Sonsini Goodrich & Rosati Professional Corporation
Wilson Sonsini Goodrich & Rosati Professional Corporation

Enclosures

cc:

Mr. Qun Lu, Chairman, Chief Executive Officer and Chief Financial Officer, CH AUTO INC.
Mr. Suying Liu, Chairman, Chief Executive Officer and Chief Financial Officer, Mountain Crest Acquisition Corp. IV